SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

Kforce Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

NAME OF REPORTING PERSON David L. Dunkel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,303,234
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,223,672
	8	SHARED DISPOSITIVE POWER 300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,603,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a)	Name of Issuer:

Kforce Inc., a Florida corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a)	Name of Person Filing:

David L. Dunkel

	(b)	Address of Principal Business Office:

1001 East Palm Avenue, Tampa, Florida 33605

	(c)	Citizenship:

U.S.A.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01

	(e)	CUSIP Number:

493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned (describe):

Of the 2,603,234 shares reported pursuant to this Schedule 13G: (1) 300,000 shares are held by the David L. Dunkel 2011 Irrevocable Trust over which Mr. Dunkel has shared dispositive power but no voting power; (2) 530 shares are held in custody for one of Mr. Dunkel’s children; (3) 1,199,250 shares are held directly by Mr. Dunkel’s Revocable Trust; (4) 23,892 shares are unvested restricted shares that vest within 60 days; and (5)1,079,562 shares are restricted shares over which Mr. Dunkel does not have dispositive power.

	(b)	Percent of Class:

6.9%, based on the 37,869,878 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2011.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,303,234

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

1,223,672

(iv) Shared power to dispose or to direct the disposition of:

300,000

Item 5.	Ownership of Five Percent or Less of a Class

N/A

CUSIP No. 493732 10 1	Page 4 of 4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of Group

N/A

Item 9.	Notice of Dissolution of the Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

By:	/s/ David L. Dunkel
David L. Dunkel